EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30, 2000	Year Ended June 30, 2001	Year Ended June 30, 2002	Year Ended June 30, 2003	Year Ended June 30, 2004	Three Months Ended September 30, 2004
Income before income taxes	$36,345	$45,124	$21,983	$32,870	$32,233	$7,724

Fixed charges:
Interest expense	731	1,065	987	923	1,441	1,054
Rentals:
Buildings, office equipment and other	175	158	278	310	367	78

Total fixed charges	$906	$1,223	$1,265	$1,233	$1,808	$1,132

Income before income taxes plus fixed charges	$37,251	$46,347	$23,248	$34,103	$34,041	$8,856

Ratio of earnings to fixed charges (A)	41.1	37.9	18.4	27.7	18.8	7.82

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases the Company deems a reasonable approximation of the interest factor.